EXHIBIT A

Resolutions of the Board
relating to the authorization of Exemptive Application

Goldman Sachs Trust II

RESOLVED, that each of the officers of Goldman Sachs Trust II (the “Trust”) be, and they hereby are, and each of them acting individually hereby is, authorized to execute and file with the Securities and Exchange Commission on behalf of the Trust an application pursuant to Section 6(c) of the Investment Company Act of 1940 (the “1940 Act”) for an order of exemption pursuant to Section 6(c) of the 1940 Act from certain provisions of Section 15(a) of the 1940 Act and Rule 18f-2 thereunder and certain disclosure requirements under various rules and forms, to, among other things, hire and terminate subadvisers and amend subadvisory contracts on behalf of any series of the Trust (each a “Fund”) without shareholder approval (the “Exemptive Application”), in the form presented to the Board, with such changes as the officers may approve with the advice of counsel to the Fund, and any amendments thereto, in a form satisfactory to such officers and Fund counsel, the execution and filing of the Exemptive Application and any amendment thereto to be conclusive evidence of the Board's authorization hereby; and further

RESOLVED, that the officers of the Trust be, and each of them hereby is, authorized to take all such action, and to execute and deliver all such instruments and documents, in the name and on behalf of the Trust, and under its corporate seal or otherwise, as shall in his judgment be necessary, proper or advisable in order to arrange for the filing of the Exemptive Application and any amendments thereto, and all related exhibits, on behalf of the Trust, and otherwise to fully carry out the intent and accomplish the purpose of the foregoing resolution, the taking of any such action and the execution and delivery of any such instrument or document by any such officer to be conclusive evidence that the same has been authorized by this resolution.